EXHIBIT 99.1

MAG Silver Announces US$50M At-The-Market Offering

VANCOUVER, British Columbia, June 30, 2020 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG Silver” or the “Company”) is pleased to announce it has entered into a sales agreement dated June 29, 2020 (the “Sales Agreement”) with Raymond James & Associates (the "Lead Agent"), Canaccord Genuity (together with the Lead Agent, the "Selling Agents"), BMO Capital Markets, H.C. Wainwright & Co., Roth Capital Partners and TD Securities  (together, the “Agents”) pursuant to which MAG Silver may, at its discretion and from time-to-time during the term of the Sales Agreement, sell in the United States, through the Agents, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$50 million (the “Offering”). Sales of Common Shares will be made through “at-the-market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44-102-Shelf Distributions, including sales made directly on the NYSE American, or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The sales, if any, of Common Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on the NYSE American at market prices, or as otherwise agreed upon by MAG Silver and the Agent. Under the Sales Agreement, no offers or sales of Common Shares will be made in Canada on the Toronto Stock Exchange (the “TSX”) or other trading markets in Canada.

The Offering will be made by way of a prospectus supplement dated June 29, 2020 to the base prospectus included in the Company’s effective U.S. registration statement (the “Registration Statement”) on Form F-10 (File No. 333-237807). The prospectus supplement relating to the Offering has been filed with the securities commissions in each of the provinces of Canada and territories of Canada and the United States Securities and Exchange Commission (the "SEC"). Copies of the Registration Statement, prospectus supplement and base prospectus are available for no charge on the SEC's website (www.sec.gov). Copies of the base prospectus and prospectus are also available for no charge on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Prospective investors should read the Registration Statement, the base prospectus and the prospectus supplement before making an investment decision.

MAG Silver intends to use the net proceeds of the Offering, if any, primarily to fund the completion of construction of the Juanicipio Project, with any remainder to fund further exploration of Juanicipio and other projects, and for working capital and general corporate purposes.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About MAG Silver Corp.

MAG Silver Corp. is a Canadian advanced stage development and exploration company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed in a joint venture with Fresnillo (56%). The Juanicipio Project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp. The Juanicipio Joint Venture is currently constructing and developing the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation, with the operational expertise of Fresnillo, the project operator. As well, an expanded exploration program is in place at Juanicipio with multiple highly prospective targets across the property.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions; the use of the net proceeds from the private placement is subject to change; political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov
LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

           Phone:             (604) 630-1399                       Website:          www.magsilver.com
           Toll Free:         (866) 630-1399                       Email:            info@magsilver.com